Exhibit 2.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

16 July 2026

FINAL* RECOMMENDED CASH OFFER

FOR

RAMSDENS HOLDINGS PLC

BY

CHESS BIDCO LIMITED

(an indirect wholly-owned subsidiary of FirstCash Holdings, Inc.)

to be implemented by means of a Scheme of Arrangement
under Part 26 of the Companies Act 2006

Revised Offer Declared As Final*

Introduction

On 23 June 2026, the boards of directors of Chess Bidco Limited ("Bidco") and Ramsdens Holdings PLC ("Ramsdens") announced, pursuant to Rule 2.7 of the Takeover Code (the “Rule 2.7 Announcement”), that they had reached an agreement on the terms of a recommended cash acquisition, pursuant to which Bidco, an indirect wholly-owned subsidiary of FirstCash Holdings, Inc. ("FirstCash"), would acquire the entire issued and to be issued share capital of Ramsdens. The Acquisition is to be effected by means of a Court-sanctioned Scheme of Arrangement under Part 26 of the Companies Act 2006 (the “Scheme”).

This announcement is being made jointly by Bidco and Ramsdens.

Capitalised terms used but not otherwise defined in this announcement shall have the same meanings given to them in the Rule 2.7 Announcement, unless the context requires otherwise.

Terms of the Revised Offer Declared As Final*

Since the Rule 2.7 Announcement, Bidco and Ramsdens, together with their advisers, have been engaging with Ramsdens Shareholders to discuss the views of Ramsdens Shareholders on the Acquisition. Following such engagement, Bidco and Ramsdens are pleased to announce they have reached agreement on a revised offer for the Acquisition to increase the cash price to be received by Ramsdens Shareholders (the "Revised Offer").

Under the terms of the Revised Offer, Ramsdens Shareholders will be entitled to receive a total value of up to 684 pence in cash per Ramsdens Share comprising:

•	675 pence per Ramsdens Share in cash from Bidco (the "Cash Consideration"); and

•	permitted dividends of up to 9 pence per Ramsdens Share as a consequence of the declaration of the interim dividend of 6 pence per Ramsdens Share and the special dividend of 3 pence per Ramsdens Share (together the "Permitted Dividends") on 3 June 2026, expected to be paid on 9 October 2026.

If the Acquisition becomes Effective before some or all of the Permitted Dividends are paid, the Cash Consideration shall be increased by the same amount of the Permitted Dividends that has not been paid.

Ramsdens Shareholders will be entitled to receive Cash Consideration of, in aggregate, approximately £229 million. The Cash Consideration represents a premium of approximately:

•	13% to the Cash Consideration of 600 pence per Ramsdens Share announced on 23 June 2026;

•	49% to the closing price of 453 pence per Ramsdens Share on 22 June 2026, the last Business Day prior to the Rule 2.7 Announcement (the “Latest Practicable Date”);

•	64% to the volume-weighted average closing price of 412 pence per Ramsdens Share for the 3-month period ended at the close of business on the Latest Practicable Date;

•	78% to the volume-weighted average closing price of 379 pence per Ramsdens Share for the 12-month period ended at the close of business on the Latest Practicable Date; and

•	37% to the closing price of 493 pence per Ramsdens Share on 3 June 2026, being Ramsdens' all-time high closing share price prior to the start of the offer period.

Including the Permitted Dividends payment of up to 9 pence, Ramsdens Shareholders will be entitled to receive, in aggregate, up to approximately £232 million on a fully diluted basis, which represents a premium of approximately:

•	12% to the offer price of 609 pence per Ramsdens Share announced on 23 June 2026 (including the Permitted Dividends entitlement);

•	51% to the closing price of 453 pence per Ramsdens Share on the Latest Practicable Date;

•	66% to the volume-weighted average closing price of 412 pence per Ramsdens Share for the 3-month period ended at the close of business on the Latest Practicable Date;

•	80% to the volume-weighted average closing price of 379 pence per Ramsdens Share for the 12-month period ended at the close of business on the Latest Practicable Date; and

•	39% to the closing price of 493 pence per Ramsdens Share on 3 June 2026, being Ramsdens' all-time high closing share price prior to the start of the offer period.

The terms of the Acquisition value the entire issued and to be issued share capital of Ramsdens at up to approximately £232 million on a fully diluted basis and imply an enterprise value of Ramsdens on a pre-IFRS 16 basis of up to approximately £229 million.

If, on or after the date of this announcement and prior to the Effective Date, any dividend and/or other distribution and/or other return of capital or value is announced, declared, made or paid or becomes payable in respect of Ramsdens Shares (other than the Permitted Dividends), or if the Permitted Dividends exceed, in aggregate, 9 pence per Ramsdens Share, Bidco will be required to reduce the consideration payable under the terms of the Acquisition by: (i) the amount of such excess, in circumstances where the Permitted Dividends exceed in aggregate 9 pence per Ramsdens Share; or (ii) in all other cases, the amount of such dividend and/or distribution and/or return of capital or value. In such circumstances, Ramsdens Shareholders shall be entitled to retain any such dividend, distribution, or other return of value declared, made or paid.

*Bidco announces that the Revised Offer represents its final offer and will not be increased, except that it reserves the right to revise the financial terms of the Acquisition if: (i) there is an announcement of a possible offer or a firm intention to make an offer for Ramsdens by any third party; or (ii) the Panel otherwise provides its consent (such consent to be given only in wholly exceptional circumstances).

Dividend Entitlements under the Revised Offer

If the Acquisition becomes Effective before some or all of the Permitted Dividends are paid, the Cash Consideration shall be increased by the same amount of the Permitted Dividends that has not been paid. Any Permitted Dividend not paid prior to the Effective Date will be cancelled.

If, on or after the date of this announcement and prior to the Effective Date, any dividend and/or other distribution and/or other return of capital or value is announced, declared, made or paid or becomes payable in respect of Ramsdens Shares (other than the Permitted Dividends), or if the Permitted Dividends exceed, in aggregate, 9 pence per Ramsdens Share, Bidco will be required to reduce the consideration payable under the terms of the Acquisition by (i) the amount of such excess, in circumstances where the Permitted Dividends exceed in aggregate 9 pence per Ramsdens Share; or (ii) in all other cases, the amount of such dividend and/or distribution and/or return of capital or value. In such circumstances, Ramsdens Shareholders shall be entitled to retain any such dividend, distribution, or other return of value declared, made or paid.

To the extent that any such dividend and/or distribution (other than the Permitted Dividends) and/or other return of capital or value is announced, declared, made or paid or is payable and it is: (i) transferred pursuant to the Acquisition on a basis which entitles Bidco to receive the dividend or distribution and to retain it; or (ii) cancelled, the consideration payable under the terms of the Acquisition will not be subject to change in accordance with this paragraph.

Any reduction by Bidco of the consideration payable under the terms of the Acquisition in the manner referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Acquisition.

Financing

FirstCash Credit Facility

FirstCash currently envisages drawing down funds under its US revolving unsecured credit facility (as may be amended, restated, varied or replaced from time to time) (the "Amended and Restated FirstCash Credit Facility") prior to the Effective Date to permit Bidco to finance the Acquisition and to pay related fees and expenses, including potential repayment of Ramsdens' outstanding indebtedness.

Although FirstCash currently envisages utilising borrowings under the Amended and Restated FirstCash Credit Facility for the purposes of the Acquisition, there can be no guarantee that such borrowings will be available at the Effective Date. In the event that such borrowings are not available at the Effective Date for the purposes of financing the Acquisition, Bidco may be required to utilise borrowings under the Amended Bridge Credit Agreement (described and defined below), or another financing alternative.

Bridge Credit Agreement

In connection with the Acquisition, Bidco, FirstCash and FirstCash, Inc. entered into a bridge term loan credit agreement dated 23 June 2026 as amended by way of an amendment agreement dated 16 July 2026 (the "Amended Bridge Credit Agreement") with Jefferies Finance LLC (as administrative agent), the other guarantors party thereto and the lenders party thereto, pursuant to which the lenders agreed to provide Bidco with certain borrowings in an aggregate amount of up to £239 million on the terms and conditions set out in the Amended Bridge Credit Agreement. The Amended Bridge Credit Agreement provides a backstop for the financing of the Acquisition and satisfies the "certain funds" requirements under the Code.

Cash Confirmation Statement

Jefferies, in its capacity as financial adviser to Bidco, confirms that it is satisfied that sufficient resources are available to Bidco to satisfy in full the Cash Consideration payable by Bidco to Ramsdens Shareholders under the terms of the Revised Offer.

Irrevocable Undertakings and Letters of Intent

Ramsdens Directors

As described in the Rule 2.7 Announcement, Bidco has received irrevocable undertakings from those Ramsdens Directors who are interested in Ramsdens Shares to vote (or, where applicable, procure the voting) in favour of the Scheme at the Court Meeting and the Resolutions at the General Meeting (or, in the event that the Acquisition is implemented by way of a Takeover Offer, to accept or procure the acceptance of the Takeover Offer) in respect of their and (where relevant) their close relatives' aggregate beneficial holdings of 1,335,860 Ramsdens Shares, representing approximately 4.09 per cent. of Ramsdens' issued share capital as at 15 July 2026, being the last Business Day prior to the date of this announcement.

Letters of Intent

In addition to the irrevocable undertakings received from the Ramsdens Directors as described above, which remain binding in relation to the Revised Offer, Bidco has received letters of intent to vote in favour of the Scheme at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Revised Offer is implemented by way of a Takeover Offer, to accept or procure acceptance of the Takeover Offer) from Lion Nominees Limited (as nominee for TrinityBridge Limited) and Downing LLP in respect of a total of 4,298,782 Ramsdens Shares representing, in aggregate, approximately 13.16 per cent. of the existing issued ordinary share capital of Ramsdens as at 15 July 2026, being the last Business Day prior to the date of this announcement.

In aggregate therefore, Bidco has received irrevocable undertakings and letters of intent to vote in favour of the Scheme at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Revised Offer is implemented by way of a Takeover Offer, to accept or procure acceptance of the Takeover Offer) in respect of a total of 5,634,642 Ramsdens Shares representing approximately 17.25 per cent. of the total issued share capital of Ramsdens as at 15 July 2026, being the last Business Day prior to the date of this announcement.

Further details of these irrevocable undertakings and letters of intent are set out in Appendix 1 to this announcement.

Recommendation

The Ramsdens Directors, who have been so advised by Cavendish as to the financial terms of the Revised Offer, consider the terms of the Revised Offer to be fair and reasonable. In providing its financial advice to the Ramsdens Directors, Cavendish has taken into account the commercial assessments of the Ramsdens Directors. Cavendish is providing independent financial advice to the Ramsdens Directors for the purposes of Rule 3 of the Code.

The Ramsdens Directors continue to recommend unanimously that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that Ramsdens Shareholders vote in favour of the Resolution at the General Meeting (or, in the event that the Acquisition as amended by this announcement is implemented by way of a Takeover Offer, that Ramsdens Shareholders accept or procure acceptance of such Takeover Offer), as the Ramsdens Directors who hold or are otherwise interested in Ramsdens Shares have irrevocably undertaken to do in respect of their entire beneﬁcial interests totalling 1,335,860 Ramsdens Shares (representing approximately 4.09 per cent. of the existing issued ordinary share capital of Ramsdens as at 15 July 2026, being the last Business Day prior to the date of this announcement.

General

Bidco’s strategic rationale for the Acquisition remains unchanged and is set out in paragraph 3 of the Rule 2.7 Announcement. The Revised Offer does not change Bidco's intentions as regards the business, management, employees, existing contractual and statutory employment rights, pensions, incentive arrangements, research and development, fixed assets, locations or trading facilities of Ramsdens, or the proposals in respect of Ramsdens Share Plans, each as set out in the Rule 2.7 Announcement, which will be made to participants in the Ramsdens Share Plans in due course.

The background to and the Ramsdens Board’s reasons for recommending the Acquisition remain unchanged and are set out in paragraph 5 of the Rule 2.7 Announcement. In particular, in considering the recommendation of the Acquisition as amended by this announcement to Ramsdens Shareholders, the Ramsdens Board has given due consideration to the financial terms of the Acquisition, Ramsdens’ current trading performance and Bidco's plans for the business. Ramsdens has today published a trading update, including an update to the previously announced profit forecast set out in the Rule 2.7 Announcement, to which shareholders’ attention is drawn.

Other than as set out in this announcement, the Acquisition will be on the terms and will be subject to the Conditions as set out in the Rule 2.7 Announcement. Further details of the Acquisition will be set out in the Scheme Document which will be published and sent to Ramsdens Shareholders in due course.

Each of Jefferies and Cavendish has given and not withdrawn its written consent to the issue of this announcement with the inclusion of the reference to its name in the form and context in which they appear.

Copies of the following documents will, by no later than 12 noon (London time) on the first Business Day following the date of this announcement, be published on FirstCash's website at www.investors.firstcash.com and on Ramsdens' website at www.ramsdensplc.com until the end of the offer period:

•	this announcement;

•	the irrevocable undertakings and letters of intent referred to in Appendix 1;

•	the Amended Bridge Credit Agreement; and

•	the consent letters from each of Jefferies and Cavendish referred to in this paragraph.

The person responsible for arranging the release of this announcement on behalf of Bidco is R. Douglas Orr.

Enquiries

FirstCash and Bidco

Rick L. Wessel (CEO & Vice-Chairman of the Board) / T. Brent Stuart (President & COO) / R. Douglas Orr (Executive Vice President & CFO) / Gar Jackson (Global IR Group – Investor Relations)

+1 (817) 886 6998

Jefferies (Sole Financial Adviser to FirstCash and Bidco) Andrea Lee / Paul Bundred / Carolyn Connor	+44 (0)20 7029 8000

Ramsdens Holdings PLC Peter Kenyon (CEO) / Martin Clyburn (CFO)	+44 (0)16 4257 9957

Cavendish (Financial Adviser, Nominated Adviser and Broker and Rule 3 Adviser to Ramsdens) Jonny Franklin-Adams / Marc Milmo / George Lawson / Andrea Callaghan / Henrik Persson	+44 (0)20 7220 0500

Hudson Sandler (PR Adviser to Ramsdens) Alex Brennan / Emily Booker	+44 (0)20 7796 4133

Alston & Bird LLP and Gowling WLG (UK) LLP are acting as US and English legal advisers to FirstCash and Bidco in connection with the Acquisition. Addleshaw Goddard LLP is acting as legal adviser to Ramsdens in connection with the Acquisition.

Further information

This announcement is for information purposes and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of Ramsdens in any jurisdiction in contravention of applicable law. The Acquisition will be made solely by means of the Scheme Document (or, if the Acquisition is implemented by way of a Takeover Offer, the Offer Document), which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Scheme. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document (or, if the Acquisition is implemented by way of a Takeover Offer, the Offer Document). Ramsdens and Bidco urge Ramsdens Shareholders to read the Scheme Document when it becomes available, because it will contain important information relating to the Acquisition.

This announcement is an advertisement and does not constitute a prospectus or prospectus equivalent document.

Please be aware that addresses, electronic addresses and certain other information provided by Ramsdens Shareholders, persons with information rights and other relevant persons for the receipt of communications from Ramsdens may be provided to Bidco during the offer period as required under Section 4 of Appendix 4 to the Code to comply with Rule 2.11(c) of the Code.

Jefferies, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for FirstCash and Bidco and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than FirstCash and Bidco for providing the protections afforded to clients of Jefferies, nor for providing advice in relation to any matter referred to in this announcement. Neither Jefferies nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Jefferies in connection with this announcement, any statement contained herein or otherwise.

Cavendish Capital Markets Limited ("Cavendish"), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively for Ramsdens and for no-one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than Ramsdens for providing the protections afforded to clients of Cavendish, nor for providing advice in relation to any matter referred to in this announcement. Neither Cavendish nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Cavendish in connection with this announcement, any statement contained herein or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their Ramsdens Shares with respect to the Scheme at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with English law, the AIM Rules and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Copies of this announcement and formal documentation relating to the Acquisition will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition. If the Acquisition is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

The availability of the Acquisition to Ramsdens Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Further details in relation to Overseas Shareholders will be contained in the Scheme Document.

The Acquisition shall be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange, the FCA and the AIM Rules.

Additional information for US investors

The Acquisition is being made to acquire the shares of an English company by means of a scheme of arrangement provided for under English law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the US Exchange Act. Accordingly, the Scheme will be subject to disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which are different from the disclosure requirements of the US tender offer and proxy solicitation rules. The financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with accounting standards applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Bidco exercises its right to implement the Acquisition by way of a Takeover Offer, such offer will be made in compliance with applicable US laws and regulations.

The receipt of cash pursuant to the Acquisition by a US holder as consideration for the transfer of its Ramsdens Shares pursuant to the Scheme will likely be a taxable transaction for United States federal income tax purposes and under applicable United States state and local, as well as foreign and other, tax laws. Each Ramsdens Shareholder is urged to consult their independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to them.

In accordance with normal United Kingdom practice and pursuant to Rule 14e-5(b) of the US Exchange Act (to the extent applicable), Bidco, its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Ramsdens Shares outside of the US, other than pursuant to the Acquisition, until the date on which the Acquisition becomes Effective, lapses or is otherwise withdrawn. If such purchases or arrangements to purchase were to be made, they would be made outside of the US and would be in accordance with applicable law, including the US Exchange Act and the Code. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the United Kingdom, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Forward-looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Acquisition, and other information published by FirstCash, Bidco and Ramsdens contain statements which are, or may be deemed to be, "forward-looking statements". Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of FirstCash, Bidco and Ramsdens about future events, and are, therefore, subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition on FirstCash, Bidco and Ramsdens, the expected timing and scope of the Acquisition, the expected benefits of the Acquisition to FirstCash, Bidco and Ramsdens and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "goal", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Although FirstCash, Bidco and Ramsdens believe that the expectations reflected in such forward-looking statements are reasonable, FirstCash, Bidco and Ramsdens can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are the ability to satisfy the Conditions, including approval of the Acquisition by Ramsdens Shareholders and receipt of required regulatory approvals, the ability to realise the anticipated benefits from the Acquisition, changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions, and any epidemic, pandemic or disease outbreak. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should, therefore, be construed in the light of such factors. Neither FirstCash, Bidco nor Ramsdens, nor any of their respective associates or directors, members, managers, partners, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place any reliance on these forward-looking statements. The forward-looking statements speak only at the date of this announcement. All subsequent oral or written forward-looking statements attributable to FirstCash, Bidco or any member of the Wider Bidco Group or the Ramsdens Group, or any of their respective associates, directors, officers, employees or advisers, are expressly qualified in their entirety by the cautionary statement above. Other than in accordance with their legal or regulatory obligations, neither FirstCash, Bidco nor Ramsdens is under any obligation, and FirstCash, Bidco and Ramsdens expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

No profit forecasts, estimates or quantified financial benefits statements

The profit forecast set out in the trading update announcement by Ramsdens dated 16 July 2026 (the “July Profit Forecast”) and the profit forecast at Appendix C of the Rule 2.7 Announcement (the "Profit Forecast") are profit forecasts for the purposes of Rule 28 of the Code. The July Profit Forecast updates the Profit Forecast. In each case, the assumptions and basis of preparation on which the July Profit Forecast and the Profit Forecast are based and the Ramsdens Directors’ confirmation, as required by Rule 28.1 of the Code, are set out in the “Trading Update” RNS dated 16 July 2026 and in Appendix C to the Rule 2.7 Announcement respectively.

Other than in respect of the July Profit Forecast and the Profit Forecast, no statement in this announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for FirstCash, Bidco or Ramsdens, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for FirstCash, Bidco or Ramsdens, as appropriate.

For the purposes of Rule 28 of the Code, the July Profit Forecast and the Profit Forecast are the responsibility of Ramsdens and the Ramsdens’ Directors.

Rounding

Certain figures included in this announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of figures that precede them.

General

Capitalised terms in this announcement shall have the same meaning given to them in the Rule 2.7 Announcement unless the context otherwise requires.

Bidco reserves the right to elect, with the consent of the Panel and subject to the terms of the Cooperation Agreement, to implement the Acquisition by way of a Takeover Offer as an alternative to the Scheme. If the Acquisition is effected by way of a Takeover Offer, and such offer becomes or is declared unconditional and sufficient acceptances are received, Bidco intends to exercise its rights to apply the provisions of Chapter 3 of Part 28 of the Companies Act so as to acquire compulsorily the remaining Ramsdens Shares in respect of which the Takeover Offer has not been accepted.

Investors should be aware that Bidco may purchase Ramsdens Shares otherwise than under any Takeover Offer or the Scheme, including pursuant to privately negotiated purchases.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor or independent financial adviser duly authorised under FSMA if you are resident in the United Kingdom or, if not, from another appropriate authorised independent financial adviser.

Rule 2.9 of the Code

For the purposes of Rule 2.9 of the Code, Ramsdens confirms that it has in issue 32,664,782 ordinary shares of one penny each. The ISIN for the shares is GB00BDR6V192. Ramsdens holds no shares in treasury. The Legal Entity Identifier (LEI) for Ramsdens is 2138004439PRUV6WB123.

Publication on website and hard copies

A copy of this announcement and the documents required to be published by Rule 26 of the Code will be made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on FirstCash's website at www.investors.firstcash.com and on Ramsdens' website at www.ramsdensplc.com by no later than 12 noon (London time) on the Business Day following publication of this announcement. For the avoidance of doubt, the contents of any websites referred to in this announcement are not incorporated into and do not form part of this announcement.

Ramsdens Shareholders, persons with information rights and participants in the Ramsdens Share Schemes

In accordance with Rule 30.3 of the Code, Ramsdens Shareholders, persons with information rights and participants in the Ramsdens Share Schemes may request a hard copy of this announcement (and any document or information incorporated into it by reference to another source) by contacting Ramsdens' registrars, Equiniti, by writing to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom or by calling them during business hours on +44 (0)371 384 2030. Lines are open from 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday (except English and Welsh public holidays). Calls are charged at the standard geographical rate and will vary by provider. Calls from outside the United Kingdom will be charged at the applicable international rate. For persons who receive a copy of this announcement in electronic form or via a website notification, a hard copy of this announcement (and any document or information incorporated by reference into this announcement) will not be sent unless so requested. In accordance with Rule 30.3 of the Code, such persons may also request that all future documents, announcements and information to be sent to them in relation to the Acquisition should be sent in hard copy form.

Appendix 1

Details of Irrevocable Undertakings and Letters of Intent

Ramsdens Directors

Bidco has received irrevocable undertakings from those Ramsdens Directors who are interested in Ramsdens Shares to vote (or procure the voting) in favour of the Scheme at the Court Meeting and the Resolutions at the General Meeting (or, in the event that the Acquisition is implemented by way of a Takeover Offer, to accept or procure the acceptance of the Takeover Offer) in relation to the Ramsdens Shares held by them and (where relevant) their close relatives set out in the table below.

Name of person entering into undertaking	Total number of Ramsdens Shares in respect of which undertaking is given		Percentage of issued Ramsdens Shares as at 15 July 2026
Peter Kenyon	1,091,250	(1)	3.34
Martin Clyburn	209,375	(2)	0.64
Simon Herrick	27,735		0.08
Karen Ingham	7,500		0.02

Notes:

(1)	includes 841,250 Ramsdens Shares held by Peter Kenyon’s close relatives

(2)	Includes 104,654 Ramsdens Shares held by Martin Clyburn’s close relatives

These irrevocable undertakings remain binding in the event that a higher competing offer is made for Ramsdens and will cease to be binding only if:

•	the Scheme becomes effective in accordance with its terms or a Takeover Offer (if applicable) is declared unconditional in accordance with the requirements of the Code;

•	Bidco announces, with the consent of the Panel, that it does not intend to proceed with the Acquisition and no new, revised or replacement scheme or offer is announced in accordance with Rule 2.7 of the Code at the same time or within two Business Days of announcement;

•	the Scheme lapses or is withdrawn in accordance with its terms, unless Bidco announces, within five Business Days of such lapse or withdrawal and with the consent of the Panel, a firm intention to switch to a Takeover Offer (or vice versa, if Bidco elects to implement the Acquisition by way of a Takeover Offer); or

•	the Scheme does not become effective by the Long-Stop Date, or, if Bidco elects to implement the Acquisition by way of a Takeover Offer, the Takeover Offer does not become unconditional by the Long-Stop Date in accordance with the requirements of the Code.

Letters of Intent

Bidco has received letters of intent to vote in favour of the Scheme at the Court Meeting and the Resolution at the General Meeting (or in the event that the Acquisition is implemented by way of a Takeover Offer, to accept or procure the acceptance of such Takeover Offer) from Lion Nominees Limited (as nominee for TrinityBridge Limited) and Downing LLP in relation to the Ramsdens Shares set out in the table below:

Name of person entering into letter of intent	Total number of Ramsdens Shares in respect of which letter of intent is given	Percentage of issued Ramsdens Shares as at 15 July 2026
Lion Nominees Limited (nominee forTrinityBridge Limited)	2,284,599	6.99
Downing LLP	2,014,183	6.17

These letters of intent do not oblige Lion Nominees Limited (as nominee for TrinityBridge Limited) and Downing LLP to vote in any manner in connection with the Acquisition.

Appendix 2

Bases and Sources

In this announcement, unless otherwise stated or the context otherwise requires, the following bases and sources have been used.

1.	The fully diluted share capital of 33,870,782 Ramsdens Shares is calculated on the basis of:

1.1.	32,664,782 Ramsdens Shares in issue as at the close of business on the 15 July 2026, the last business day prior to this Announcement; plus

1.2.	1,206,000 Ramsdens Shares, being the maximum number of Ramsdens Shares which could be issued on or after the date of this announcement to satisfy the exercise and vesting of awards outstanding under the Ramsdens Share Schemes as at the close of business 15 July 2026, the last business day prior to this Announcement.

2.	The value of approximately £232 million for the entire issued and to be issued share capital of Ramsdens is based on:

2.1.	Cash Consideration of 675 pence per Ramsdens Share;

2.2.	Ramsdens' fully diluted share capital of 33,870,782 Ramsdens Shares, as set out in paragraph 1 above; and

2.3.	the Permitted Dividends of up to 9 pence in aggregate per Ramsdens Share, as set out above and in paragraph 2 of the Rule 2.7 Announcement.

3.	The pre-IFRS 16 enterprise value of Ramsdens implied by the terms of the Acquisition, being £229 million, is based on:

3.1.	the value of Ramsdens' entire issued and to be issued ordinary share capital as set out in paragraph 2 above at the Revised Offer value of 684p per Ramsdens Share; plus

3.2.	the pre-IFRS 16 net cash position of £2.8 million as at 31 March 2026.

4.	The premium calculations to the price per Ramsdens Share used in this announcement have been calculated by reference to the closing market price of a Ramsdens Share sourced from the Daily Official List on any particular date. The volume-weighted average prices have been derived from Bloomberg.

5.	Certain figures included in this announcement have been subject to rounding adjustments.